U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12B-25
NOTIFICATION OF LATE FILING
SEC File Number 000-23561
Form 10-QSB

For Period Ending: August 31, 2008

PART I: REGISTRANT INFORMATION

Full Name of Registrant:  Mexoro Minerals Ltd.

Address of Principal Executive Office: C. General Retana
#706 Col. San Felipe
Chihuahua, Chih. Mexico

 PART II: RULES 12B-25(B) AND (C)

It is anticipated that the subject Quarterly Report on Form 10-QSB will be filed within the next several days.

 PART III: NARRATIVE

The Registrant has not completed its Quarterly Report on Form 10-QSB for the period ended August 31, 2008, due to administrative delays.

PART IV: OTHER INFORMATION

(1) Name and telephone number of person(s) to contact in regard to this notification

Mario Ayub, President and Acting Principal Executive Officer, (800) 661-7830

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mexoro Minerals Ltd. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

MEXORO MINERALS LTD.

Dated: October 15, 2008	By:	/s/ Mario Ayub
Mario Ayub
President, Acting Principal Executive Officer